

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2021

Aron English
Portfolio Manager
22NW, LP
1455 NW Leary Way, Suite 400
Seattle, Washington 98107

> **Re: DIRTT Environmental Solutions Ltd.**
> **Preliminary Proxy Statement on Schedule 14A filed by 22NW Fund, LP,**
> **22NW, LP, 22NW Fund GP, LLC, 22NW GP, Inc., Aron R. English et. al**
> **Filed December 23, 2021**
> **File No. 001-39061**

Dear Mr. English:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders, page i

1.　　Disclosure indicates that "the enclosed WHITE proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company's director nominees. Shareholders who return the WHITE proxy card will only be able to vote for our six nominees and will not have the opportunity to vote for the two other seats up for election at the Meeting." Please expand the disclosure to advise shareholders that the WHITE proxy card will not permit shareholders to vote on any other proposals that may be included on the Company's proxy card.

Background to the Solicitation, page 6

2.　　Refer to the following two statements found in this section:

- "On September 10, 2021, Mr. English had an in-person meeting with Messrs. O'Meara and Lillibridge, in Jackson Hole, Wyoming, to discuss 22NW's governance concerns with respect to the Company."
- "On October 11, 2021, Mr. English participated in a telephone call with Mr. Lillibridge to reiterate his concerns about the Company's governance."

It is our understanding that Mr. English's sole concern both at the in-person meeting and on the telephone call was his potential appointment to the Board as opposed to his broader concerns about the Company's "governance." Please advise or revise.

3. Refer to the following statement found in this section:

- "On November 12, 2021, Mr. English participated in a telephone call with Mr. Lillibridge and Ms. Karkkainen to further discuss Mr. English being appointed to the Board. Mr. Lillibridge and Ms. Karkkainen indicated that the Board declined to appoint Mr. English."

It is our understanding that Mr. Lillibridge and Ms. Karkkainen reiterated to Mr. English on the telephone call that the Board would consider his candidacy in February 2022 consistent with its customary review and selection process for director nominees for election at an annual general meeting, and Mr. Lillibridge and Ms. Karkkainen offered to send to Mr. English a form of standstill agreement that they believed would be required by the Company in connection with any appointment of Mr. English. Please advise or revise.

4. Refer to the following statement found in this section:

- "On December 7, 2021, the Company issued a press release announcing that, in response to the Requisition, the Board had decided to call a joint special and annual meeting to be held on April 26, 2022, more than four months after the latest date for the meeting requested by 22NW in the Requestion, being January 21, 2022, and alleged that 22NW did not propose any new business or strategy at the Meeting warranting an earlier special meeting."

It is our understanding that the latest date for the meeting requested by 22NW was January 21, 2022. The date April 26, 2022 is approximately three months and five days after January 21, 2022, not "more than four months" after such date. Please advise or revise.

5. Disclosure indicates that "Members of 22NW have continuously been shareholders of DIRTT since early 2020." Please revise to identify such "members."

Reasons for the Solicitation, page 11

6. Please expand the disclosure to explain what is meant by the phrase "analyzing DIRTT from various perspectives."

7. Disclosure refers to the term "cash burn" without definition or reference to a metric in order for a shareholder to properly ascertain the merits of 22NW's claims. Please revise to

define what is meant by term and why 22NW considers it "high."

8. Refer to the following two statements found on pages 11 and 12:

- "In addition, DIRTT's revenue declined by 26% year over year, while its competitors and the industry at large have experienced a positive inflection."
- "Out of a group of nearly 40 public companies that we believe are peers to DIRTT, DIRTT is only one of two companies that does not disclose quantitative metrics around its pipeline. Shareholders have repeatedly requested improved disclosure surrounding these metrics from the Company's management and these requests have thus far been ignored."

Please revise the disclosure to provide support for the first statement, identify the referenced "competitors" and explain the meaning of "positive inflection." We note that the comparison of stock prices to the Russell 2000 and TSX SmallCap Index in page 12 does not appear specific to the construction industry. Please also revise the disclosure to identify the 40 companies and provide support for your belief that these are appropriate peers for comparison to DIRTT.

9. Disclosure states that "[s]hareholders have repeatedly requested improved disclosure surrounding these metrics from the Company's management and these requests have thus far been ignored." Please revise to clarify if such shareholders include any shareholders other than 22NW and the Participants.

Certain Additional Information, page 30

10. Please advise us if the Participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the Participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

General

11. We note disclosure on pages 1 and 2 that "[t]he Company has not yet publicly disclosed the Record Date or the number of Common Shares outstanding as of the Record Date. Once the Company publicly discloses such information, we intend to supplement this Proxy Statement with such information and file revised definitive materials with the SEC." With a view towards revised disclosure, please (1) confirm whether 22NW will disseminate proxy cards prior to the public disclosure of the Record Date and (2) if 22NW will so disseminate, advise us of 22NW's plans with respect to any proxy cards received from shareholders who ultimately were not entitled to notice of and to vote at the Meeting.

Aron English
22NW, LP
December 30, 2021
Page 4

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.

          Sincerely,

          Division of Corporation Finance
          Office of Mergers & Acquisitions

cc: Ryan Nebel